INTERNATIONAL LEASE FINANCE CORPORATION

10250 Constellation Blvd., Suite 3400

Los Angeles, CA 90067

December 17, 2010

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:          Supplemental Letter with respect to

International Lease Finance Corporation’s

Registration Statement on Form S-4

Ladies and Gentlemen:

International Lease Finance Corporation (the “Issuer”) filed on the date of this letter a registration statement on Form S-4, registering offers to exchange (the “Exchange Offers”) the Issuer’s 8.625% Senior Notes due 2015 and 8.750% Senior Notes due 2017 (the “Exchange Notes”) for any and all of the Issuer’s outstanding and unregistered 8.625% Senior Notes due 2015 and 8.750% Senior Notes due 2017 (the “Original Notes”), in reliance on the Staff of the Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corporation (available April 13, 1988), Morgan Stanley & Co., Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).  The Issuer represents as follows:

1.                                       The Issuer has not entered into any arrangement or understanding to distribute the Exchange Notes and, to the best of the Issuer’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes.

2.                                       The Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes (a) could not rely on the staff position enunciated in no-action letters issued to unrelated third parties (such as Exxon Capital Holdings Corporation (available April 13, 1988) and similar letters) and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

3.                                       The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4.                                       The Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Original Notes (as defined in the Exchange Offer prospectus) acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange

Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Notes.

5.                                       The Issuer will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

a.                                       If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

b.                                      If the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it (i) has not entered into any arrangement or understanding with the Issuers or an affiliate of the Issuers to distribute the Exchange Notes and (ii) will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

INTERNATIONAL LEASE FINANCE CORPORATION

By:	/s/ Pamela S. Hendry
Name:	Pamela S. Hendry
Title:	Senior Vice President & Treasurer